Exhibit 99.1

Electra Meccanica Announces the Appointment of Two Additional Independent Directors

VANCOUVER, March 20, 2018 – Electra Meccanica (OTCQB: ECCTF), a leading edge designer and manufacturer of electric vehicles, today announced the appointment of Mr. Steven Sanders and Ms. Luisa Ingargiola as new independent directors, effective immediately.

Jerry Kroll, CEO of Electra Meccanica, commented, “It is my privilege to welcome Steven Sanders and Luisa Ingargiola to Electra Meccanica’s Board of Directors. Steven and Luisa bring extensive experience in senior legal and financial roles at both private and public companies. Their expertise will benefit Electra Meccanica at this crucial time in our company history as we enter the final stages to launch mass production of our SOLO and scale our business. The additions to our Board are a critical part of our strategy to uphold corporate governance standards.”

Mr. Steven Sanders is the founding partner of Sanders Ortoli Vaughn-Flam Rosenstadt LLP, the predecessor of the New York based law firm of Ortoli Rosenstadt LLP. Steven is currently “Of Counsel” to Ortoli Rosenstadt LLP. Steven has 45 more than years of experience practicing international corporate law spanning North America, Europe and Asia. Steven received his Juris Doctorate from Cornell Law School and is a member of the American and New York bar associations.

Ms. Luisa Ingargiola has a diverse experience in capital markets with public companies. She is currently the Chief Financial Officer of Avalon GloboCare, a leading biotech health care company that is developing cell based therapeutic technologies for cancer and neuromuscular disease. Luisa also serves as a director and audit chair of FTE Networks, a leading international network infrastructure solutions and cyber security company. Luisa is a former chief financial officer and current board member of MagneGas Corporation. In addition, she has served as Audit Chair for several public companies in the technology, environmental and energy industries.

About Electra Meccanica Vehicles Corp.:
Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly.

Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years. The Electra Meccanica family is delivering next generation affordable electric vehicles to the masses.

For more information, visit www.electrameccanica.com.

For more information, please contact:

Media Contact:
Jeff Holland, Head of Media Relations
Electra Meccanica Vehicle Corp.
Tel. 562-640-1758
Email: JeffHolland@electrameccanica.com

Investor Contact:
Todd Fromer / Allison Soss
KCSA Strategic Communications
Phone: +1 (212) 896-1215/+1 (212) 896-1267
Email: electra@kcsa.com